================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
         1934


                   For the fiscal year ended December 31, 2000


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Consumer Portfolio Services, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION


I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon, are filed herewith.


II.      Exhibits:

         A Consent of Independent Auditors is filed herewith as Exhibit 23.1.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                         Consumer Portfolio Services, Inc. 401(k)Plan

Date:  June 28, 2001     By: /s/ DORRIS F. WARREN
                         Doris F. Warren
                         Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN


             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                           PAGE

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits - December 31,
     2000 and 1999                                                           2

Statements of Changes in Net Assets Available for Plan Benefits -
     Years ended December 31, 2000 and 1999                                  3

Notes to Financial Statements                                                4

SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year              12


All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                           KPMG LLP


Orange County, California
June 15, 2001

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999


                                                            2000         1999
                                                        -----------  -----------

Investments, at fair value:
     Money market fund                                  $   60,366       30,609
     Guaranteed investment contract                        174,395      160,752
     Mutual funds                                        2,305,506    2,193,697
     Consumer Portfolio Services, Inc. common stock        567,839      490,065
     Participant loans                                     157,676      132,842
                                                        -----------  -----------

                                                         3,265,782    3,007,965

Receivables - employees' contributions                          --       30,107
                                                        -----------  -----------

            Net assets available for Plan benefits      $3,265,782    3,038,072
                                                        ===========  ===========

See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999


                                                         2000           1999
                                                     ------------   ------------

Additions (reduction) to net assets attributed to:
     Interest                                        $    21,976          7,589
     Dividends                                           170,611        171,583
     Net depreciation in fair value of investments      (509,760)      (238,227)
                                                     ------------   ------------

                                                        (317,173)       (59,055)
     Less investment expenses                            (10,060)        (3,240)
                                                     ------------   ------------

                                                        (327,233)       (62,295)

     Contributions:
        Employer                                         136,666        248,686
        Employees                                        880,967      1,009,390
        Employees' individual rollover                     8,189         21,033
                                                     ------------   ------------

                 Total additions                         698,589      1,216,814

Deductions from net assets attributed to -
     benefits paid to participants                       470,879        678,607
                                                     ------------   ------------

                 Net increase                            227,710        538,207

Net assets available for Plan benefits:
     Beginning of year                                 3,038,072      2,499,865
                                                     ------------   ------------

     End of year                                     $ 3,265,782      3,038,072
                                                     ============   ============

See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)      DESCRIPTION OF THE PLAN

         (a)      GENERAL

                  The Consumer Portfolio Services, Inc. (the Plan Sponsor or
                  CPS) 401(k) Plan (the Plan) was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. The Plan was further restated in April 1999 when the net assets available for Plan benefits were transferred as discussed below. The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      ADMINISTRATION OF THE PLAN

                  The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the Board of Directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. Through March 31, 1999, the assets of the Plan were held in a nondiscretionary trust by Charles Schwab Trust Company (Trustee) and Aetna Life Insurance and Annuity Company (Insurance Company). On April 1, 1999 the net assets available for Plan benefits were transferred from the Trustee and Insurance Company to Prudential Investments Retirement Services (Prudential). The trusts are administered under an agreement which requires that the Trustee, Insurance Company and Prudential hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

         (c)      CONTRIBUTIONS

                  All employees of the Plan Sponsor are eligible to participate in the Plan after they have completed 90 days of service. Each year participants may contribute up to 15% of their compensation. Contributions are subject to certain limitations as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

                  The Plan Sponsor may make a discretionary matching contribution equal to 100% of the participant's pretax contributions not to exceed $600 for the Plan year. Matching contributions shall be made in the form of the Plan Sponsor's common stock. The Plan Sponsor determined and made a discretionary contribution in the first quarter of 2000 and in the first and second quarter of 1999.

         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures are reallocated to other Plan participants who contributed to the Plan in the Plan year of allocation. Reallocations shall be made

                                       4                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  on a pro rata basis, based on each participant's pretax contributions for the Plan year. For the years ended December 31, 2000 and 1999, participant forfeitures totaled $27,236 and $30,609, respectively.

         (e)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

         (f)      INVESTMENT OPTIONS

                  On April 1, 1999 the net assets available for Plan benefits were transferred from the Trustee and Insurance Company to Prudential. Contributions may be invested at the participant's direction into the following options as of April 1, 1999 with
                  Prudential:

                  CPS Stock Fund - The investment allows Plan participants to invest in company stock.

                  Fidelity Advisor Growth Opportunities Fund - The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed income securities. The fund may invest without limit in foreign securities.

                  Franklin U.S. government Securities Fund - The fund invests in U.S. government obligations such as U.S. Treasury Securities and obligations issued by instrumentalities of the U.S. government, especially obligations of the Government National Mortgage Association (ADR).

                  MFS Capital Opportunities Fund - The fund invests primarily in common stocks. It may also hold fixed income securities, but it may not invest more than 25% of assets in debt rated below BBB. The fund may invest up to 50% of assets in foreign securities that are not traded on a U.S. exchange, including emerging markets issues; it may also invest in American Deposit Receipts.

                  MFS Total Return Fund - The fund generally maintains 40% to 75% of assets in equity securities. It typically invests that balance in debt securities, including up to 20% of assets in debt rated below BBB. The fund may invest in foreign securities, including Brady Bonds.

                  PIMCO Growth Fund - The fund invests primarily in common stocks but it may also invest in convertible securities, U.S. government debt, preferred stocks and money market instruments. It may invest without limit in foreign securities traded on domestic exchanges, and up to 15% of assets in foreign securities traded principally outside the U.S.

                  PIMCO Innovation Fund - The fund normally invests at least 65% of its assets in common stock of companies which utilize new, creative or innovative technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service these technologies. The fund may also invest in other securities including preferred stock and convertible securities of smaller capitalization companies and in foreign securities, except that it may invest without limit in ADRs.

                                       5                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  Prudential Guaranteed Interest Account - The goal of the Guaranteed Interest Account is to provide stable, competitive interest rates based on current market conditions.

                  Prudential High Yield Fund - The fund normally invests at least 80% of assets in fixed income securities rated below A, but no lower than B. The average weighted maturity generally ranges between 7 and 12 years. The fund may invest up to 20% of assets in U.S. dollar denominated foreign debt securities and up to 10% of assets in foreign currency denominated debts securities.

                  Prudential Stock Index Fund - The fund seeks to replicate the performance of the S&P 500 stock index.

                  Prudential Utility Fund - Seeks current income and capital appreciation through investment in Utility company stocks, including electric, gas, telephone and cable companies.

                  Prudential Global Growth Fund - Seeks long-term capital appreciation with income as a secondary objective. The fund invests primarily in domestic and foreign common stocks. The fund typically maintains investments in at least four countries, including the United States, but may invest up to 65% of assets in any one country.

         (g)      PARTICIPANTS LOANS

                  Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of the participants vested account balance. Principal and interest are paid ratably through payroll deductions.

         (h)      PAYMENTS OF BENEFITS

                  Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy.

         (i)      PLAN TERMINATION

                  Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan have been prepared on the accrual basis of accounting.

         (b)      INVESTMENTS

                  Publicly traded securities are carried at fair value based on the published market quotations. The pooled separate account reflects amounts which have been deposited with Aetna Life Insurance and Annuity Company for which the carrying value of the investments are adjusted to market value based upon quoted

                                       6                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  prices determined by Aetna Life Insurance and Annuity Company at the end of each year, and the investment return is reflected in the ending balance of the investment. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The guaranteed investment contract is valued at fair value adjusted for changes in investment value plus credited interest. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         (c)      ADMINISTRATIVE EXPENSES

                  All administrative costs of the Plan are paid by the Plan Sponsor.

         (d)      USE OF ESTIMATES

                  The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

         (e)      BENEFITS DUE TO TERMINATED PARTICIPANTS

                  Fund balances for employees that have been terminated but have yet to be paid have been included in net assets available for plan benefits. They will be reflected in the statements of changes in net assets available for plan benefits when actually paid. At December 31, 2000 and 1999, the amount due to terminated employees is $139,160 and $649,613, respectively.

         (f)      NEW ACCOUNTING PRONOUNCEMENTS

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

                  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(3)      INVESTMENTS

         In accordance with the terms of the Plan Document and as determined by the Plan Administrator, the Plan offers 12 investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

         Participant loans are included in the statements of net assets available for Plan benefits at their outstanding balances, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 9.75% - 11.50%, with final payments due between January 2001 and April 2004, and are secured by the participants' vested account balances.

                                       7                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

                     INVESTMENT                            2000         1999
         -------------------------------------------   -----------  -----------

         CPS Stock Fund*                               $  567,839      490,065
         Fidelity Advisor Growth Opportunities Fund       442,703      474,744
         Franklin U.S. Government Securities Fund         180,361      207,781
         MFS Capital Opportunities Fund                   374,958      334,254
         MFS Total Return Fund                                 --      160,986
         PIMCO Growth Fund                                292,998      220,835
         Prudential Stock Index Fund                      577,542      597,154
         Prudential Global Growth Fund                         --      167,856
         Prudential Guaranteed Interest Account           174,395      160,752
         Other investments individually less than 5%      436,944       30,087
                                                       -----------  -----------

                                                       $3,047,740    2,844,514
                                                       ===========  ===========

         *Includes both participant and nonparticipant directed investments.


(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      RELATED PARTY TRANSACTIONS

         Certain Plan investments through March 31, 1999 were units of a Variable Annuity Account managed by Aeltus Investment Management, Inc., an affiliate of Aetna Life Insurance and Annuity Company. Aetna Life Insurance and Annuity Company is defined as an insurance company by ERISA Section 403(b). From April 1, 1999 certain Plan investments are shares of mutual funds managed by Prudential Investments Fund Management, an affiliate of Prudential Investments Retirement Services. Therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid out of Plan assets. In addition, the Plan held 395,018 and 290,409 shares of common stock of Consumer Portfolio Services, Inc. at December 31, 2000 and 1999, respectively.

(6)      NET DEPRECIATION IN FAIR VALUE OF INVESTMENtS

         Included in net depreciation in fair value of investments is $238,779 and $423,925 of depreciation relating to the nonparticipant and participant directed CPS Stock Fund for the years ended December 31, 2000 and 1999, respectively. The plan held 395,018 and 290,409 shares of CPS common stock which had a market value of approximately $1.44 and $1.68 per share at December 31, 2000 and 1999, respectively.

(7)      LIQUIDITY OF THE PLAN SPONSOR

         The Plan Sponsor's business requires substantial cash to support its purchases of contracts and other operating activities. The Plan Sponsor's primary sources of cash from operating activities have been proceeds from sales of contracts, amounts borrowed under lines of credit, servicing fees on portfolios of contracts previously sold, customer payments of principal and interest on contracts held for sale, fees for origination of contracts, and releases of cash from spread accounts. The Plan Sponsor's primary uses of cash have been the

                                       8                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         purchases of contracts, repayment of amounts borrowed under lines of credit and otherwise, operating expenses such as employee, interest, and occupancy expenses, the establishment of and further contributions to spread accounts, and income taxes. Internally generated cash may or may not be sufficient to meet the Plan Sponsor's cash demands, depending on the performance of securitized pools (which determines the level of releases from spread accounts), on the rate of growth or decline in the Plan Sponsor's servicing portfolio, and on the terms on which the Plan Sponsor is able to buy, borrow against and sell contracts.

         Contracts are purchased from dealers for a cash price close to their principal amount, and return cash over a period of years. As a result, the Plan Sponsor has been dependent on lines of credit to purchase contracts, and on the availability of cash from outside sources in order to finance its continued operations, and to fund the portion of contract purchase prices not borrowed under lines of credit. For much of the three-year period ended December 31, 2000, the Plan Sponsor was not party to any line of credit that would facilitate purchase of contracts. Furthermore, the Plan Sponsor did not receive any material releases of cash from spread accounts from June 1998 through October 1999. The inability to borrow and the lack of cash releases resulted in a liquidity deficiency, which has since been alleviated.

         The Plan Sponsor's contract purchasing program currently comprises both
         (i) purchases for the Plan Sponsor's own account, funded primarily by advances under a revolving credit facility, and (ii) flow purchases for the account of non-affiliates. Flow purchases allow the Plan Sponsor to purchase contracts with minimal demands on liquidity. The Plan Sponsor's revenues from flow purchase of contracts, however, are materially less than may be received by holding contracts to maturity or by selling contracts in securitization transactions. For the year ended December 31, 2000, the Plan Sponsor purchased $600.4 million of contracts on a flow basis, and $31.1 million for its own account, compared to $424.7 million of contracts purchased, $241.2 million of which was purchased on a flow basis, in the prior year.

         Net cash provided by operating activities was $38.7 million for the year ended December 31, 2000, compared to net cash used in operating activities of $180,000 for the same period in the prior year. During the years ended December 31, 2000, and 1999, the Plan Sponsor did not complete a securitization transaction, and therefore, did not use any cash for initial deposits to spread accounts. Cash used for subsequent deposits to spread accounts for the year ended December 31, 2000, was $15.0 million, a decrease of $8.1 million, or 34.9%, from cash used for subsequent deposits to spread accounts for the prior year. Cash released from spread accounts to the Plan Sponsor for the year ended December 31, 2000, was $80.6 million, as compared with $28.0 million for the prior year. Changes in deposits to and releases from spread accounts are affected by the relative size, seasoning and performance of the various pools of sold contracts that make up the Plan Sponsor's servicing portfolio. In particular, in the prior year most of the cash generated by contracts held by the trusts was directed, pursuant to the securitization agreements, to building spread accounts to their respective specified levels. Those levels having been reached in November 1999, cash subsequently generated has been available for release to the Plan Sponsor.

         From June 1998 to November 1999, the Plan Sponsor's liquidity was adversely affected by the absence of releases from spread accounts. Such releases did not occur because a number of the trusts had incurred cumulative net losses as a percentage of the original contract balance or average delinquency ratios in excess of the predetermined levels specified in the respective securitization agreements. Accordingly, pursuant to the securitization agreements, the specified levels applicable to the Plan Sponsor's spread accounts were increased, in most cases to an unlimited amount. Due to cross collateralization provisions of the securitization agreements, the specified levels were increased on all but the two most recent of the Plan Sponsor's trusts.

                                       9                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         Increased specified levels for the spread accounts have been in effect from time to time in the past. As a result of the increased spread account specified levels and cross collateralization provisions, excess cash flows that would otherwise have been released to the Plan Sponsor instead were retained in the spread accounts to bring the balance of those spread accounts up to higher levels. In addition to requiring higher spread account levels, the securitization agreements provide the certificate insurer with certain other rights and remedies, some of which have been waived on a recurring basis by the certificate insurer with respect to all of the trusts. Until the November 1999 effectiveness of an amendment (the "Amendment") to the securitization agreements, no material releases from any of the spread accounts were available to the Plan Sponsor. Upon effectiveness of the Amendment, the requisite spread account levels in general have been set at 21% of the outstanding principal balance of the certificates issued by the related trusts. The 21% level is subject to adjustment to reflect over collateralization. Older trusts may require more than 21% of credit enhancement if the certificate balance has amortized to such a level that "floor" or minimum levels of credit enhancement are applicable.

         In the event of certain defaults by the Plan Sponsor, the specified level applicable to such credit enhancement could increase to an unlimited amount, but such defaults are narrowly defined, and the Plan Sponsor does not anticipate suffering such defaults. The Amendment has been effective since November 1999, and the Plan Sponsor has received releases of cash from the securitized portfolio on a monthly basis thereafter. The releases of cash are expected to continue and to vary in amount from month to month. There can be no assurance that such releases of cash will continue in the future.

         Since November 2000, the Plan Sponsor has been able to purchase contracts for its own account using proceeds from a $75 million revolving note purchase facility. Approximately 75% of the acquisition cost of contracts may be advanced to the Plan Sponsor under that facility. The Plan Sponsor also purchases contracts on a flow basis, which, as compared with purchase of contracts for the Plan Sponsor's own account, involves a materially reduced demand on the Plan Sponsor's cash. Cash requirements are reduced because the Plan Sponsor need only fund such purchases for the period of several days that elapse between payment to the dealer and receipt of funds from the flow purchasers. The Plan Sponsor's plan for meeting its liquidity needs is to adjust its levels of contract purchases to match its availability of cash.

         The Plan Sponsor's ability to adjust the quantity of contracts that it purchases and sells will be subject to general competitive conditions and other factors. There can be no assurance that the current level of contract acquisition can be maintained or increased. Obtaining releases of cash from the spread accounts is dependent on collections from the related trusts generating sufficient cash in excess of the amended specified levels. There can be no assurance that collections from the related trusts will generate cash in excess of the amended specified levels.

                                      10                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         The acquisition of contracts for subsequent sale in securitization transactions, and the need to fund spread accounts when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of the Plan Sponsor's contract purchases (other than flow purchases), the required level of initial credit enhancement in securitizations, and the extent to which the spread accounts either release cash to the Plan Sponsor or capture cash from collections on sold contracts. The Plan Sponsor plans to adjust its levels of contract purchases so as to match anticipated releases of cash from spread accounts with capital requirements for securitization of contracts that are purchased for the Plan Sponsor's own account.

                                                                                                        SCHEDULE 1

                                   CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Schedule of Assets Held for Investment Purposes at End of Year

                                                 December 31, 2000


                                            DESCRIPTION OF INVESTMENT,
         IDENTITY OF ISSUER,                 INCLUDING MATURITY DATE,
         BORROWER, LESSOR OR               RATE OF INTEREST, COLLATERAL,
            SIMILAR PARTY                      PAR OR MATURITY VALUE                    COST        CURRENT VALUE
   --------------------------------   -----------------------------------------     ------------   ---------------

*    Consumer Portfolio
        Services, Inc.                  +  395,018 shares common stock               $  806,618           567,839

*    Prudential Investments             Prudential Guaranteed Interest
                                           Account, 172,296 units                                         174,395

*    Prudential Investments             Franklin U.S. Government Securities
                                           Fund, 26,680 units                                             180,361

*    Prudential Investments             Fidelity Advisors Growth
                                           Opportunities Fund, 12,963 units                               442,703

*    Prudential Investments             MFS Capital Opportunities Fund,
                                           20,959 units                                                   374,958

*    Prudential Investments             MFS Total Return Fund, 10,586 units                               163,127

*    Prudential Investments             PIMCO Growth Fund, 9,541 units                                    292,998

*    Prudential Investments             PIMCO Innovation Fund, 1,161 units                                 47,790

*    Prudential Investments             Prudential High Yield Fund,
                                           3,510 units                                                     21,761

*    Prudential Investments             Prudential Stock Index Fund,
                                           19,664 units                                                   577,542

*    Prudential Investments             Prudential Utility Fund, 3,813 units                               49,456

*    Prudential Investments             Prudential Global Growth Fund,
                                           9,457 units                                                    154,810

*    Prudential Investments             Prudential Government Securities
                                           Money Market, 60,366 units                                      60,366

*    Participant loans                  Participant loans; interest rate
                                           between 9.75% and 11.50%;
                                           maturing between January 2001
                                           and April 2004                                                 157,676
                                                                                                   ---------------

                                                                                                   $    3,265,782
                                                                                                   ===============

* Denotes a party in interest.
+ Includes both participant and nonparticipant directed investments.


See accompanying independent auditors' report.

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